                                         Commission File No. 2-61271 and 2-72713
================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                 (Translation of registrant's name into English)


            1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


              Form 20-F   x                   Form 40-F
                       -------                         -------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                    Yes                              No   x
                       -------                         ------

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b). 82-       ]
                                                  -------

================================================================================

[Translation]


                                                                     May 7, 2002

To:  Each of the Parties Concerned


               Name of the Company:       Ito-Yokado Co., Ltd.
               Name of Representative:    Toshifumi Suzuki
                                          President & Representative Director
               (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
               Contact should be made to: Takeshi Umemoto
                                          General Manager, Finance Dept.
                                          (Tel. 03-3459-2131)


 NOTICE REGARDING CONCLUSION OF THE TRANSFER AGREEMENT OF SHARES OF DAIKUMA
              CO., LTD. AND REVISION OF BUSINESS RESULTS FORECASTS
              (ON A CONSOLIDATED BASIS AND NON-CONSOLIDATED BASIS)


     On April 10, 2002, Ito-Yokado Co., Ltd. ("Ito-Yokado") executed a letter of intent that all outstanding shares of Daikuma Co., Ltd. ("Daikuma") held by the Ito-Yokado Group will be transferred through a special purpose company ("SPC") to YAMADA DENKI Co., Ltd. ("Yamada Denki") and Nomura Principal Finance Co., Ltd. ("NPF"), and has taken procedures for conditions, etc. of such transfer. Today, the Company entered into the Transfer Agreement as stated below and is pleased to notify you.

     As a result, the Company will revise the consolidated and non-consolidated business results forecasts for the fiscal year ending February 28, 2003 (from March 1, 2002 to February 28, 2003) made public on April 11, 2002, when the Company's business results were announced.


                                   Particulars


1.   Transfer of shares of Daikuma:

(1)  Transferee:       SPC, which is wholly owned by Yamada Denki. NPF will
                       hold bonds with stock acquisition rights in relation to shares of such SPC

(2)  Number of shares transferred:
                       All outstanding shares of Daikuma held by the Ito-Yokado Group 10,339,140 shares (88.4% of the aggregate number of shares issued of Daikuma)

(3)  Sales price:      16,791 million yen

(4)  Date of transfer: May 24, 2002 (scheduled)


2. Revision of business results forecasts for the fiscal year ending February 28, 2003 (from March 1, 2002 to February 28, 2003):

[Consolidated results]
(1)  For the six months (from March 1, 2002 to August 31, 2002):


[U.S. GAAP]

                                                                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income     Income before     Net Income
                                              Operation                           Income Taxes
--------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           1,730,000             106,000           102,000         35,700
Revised forecast (B)                            1,684,000                  --                --         17,000
Increase or decrease (B)-(A)                      -46,000                  --                --        -18,700
Percentage of increase or decrease
 (%)                                                 -2.7%                 --                --          -52.4%
Reference:
Results for the corresponding six
 months of the preceding fiscal year:           1,644,297              82,198           100,145         35,621
--------------------------------------------------------------------------------------------------------------


[Japanese GAAP]

                                                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income   Recurring Income      Net Income
                                              Operation
----------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           1,820,000             110,000            107,000          35,500
Revised forecast (B)                            1,774,000                  --                 --          17,600
Increase or decrease (B)-(A)                      -46,000                  --                 --         -17,900
Percentage of increase or decrease
 (%)                                                 -2.5%                 --                 --           -50.4%
Reference:
Results for the corresponding six
 months of the preceding fiscal year:                  --                  --                 --              --

----------------------------------------------------------------------------------------------------------------


(2) For the fiscal year ending February 28, 2003 (from March 1, 2002 to February 28, 2003):

[U.S. GAAP]

                                                                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income     Income before     Net Income
                                              Operation                           Income Taxes
--------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           3,470,000             192,000           183,000         53,200
Revised forecast (B)                            3,383,000                  --                --         34,500
Increase or decrease (B)-(A)                      -87,000                  --                --        -18,700
Percentage of increase or decrease
 (%)                                                 -2.5%                 --                --         -35.2%
Reference:
Results for the preceding fiscal year
 ended February 28, 2002:                       3,332,486             160,969           171,793         52,323
--------------------------------------------------------------------------------------------------------------


[Japanese GAAP]

                                                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income   Recurring Income      Net Income
                                              Operation
----------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           3,660,000             210,000           203,000           53,600
Revised forecast (B)                            3,573,000                  --                --           35,700
Increase or decrease (B)-(A)                      -87,000                  --                --          -17,900
Percentage of increase or decrease
 (%)                                                 -2.4%                 --                --            -33.4%
Reference:
Results for the preceding fiscal year
 ended February 28, 2002:                       3,503,619             200,067           196,411           39,304
----------------------------------------------------------------------------------------------------------------

[Non-consolidated results]
(1)  For the six months (from March 1, 2002 to August 31, 2002):


                                                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income   Recurring Income      Net Income
                                              Operation
----------------------------------------------------------------------------------------------------------------
Previous forecast (A)                             748,000              18,200            26,600           17,500
Revised forecast (B)                                   --                  --                --           19,500
Increase or decrease (B)-(A)                           --                  --                --            2,000
Percentage of increase or decrease
 (%)                                                   --                  --                --             11.4%
Reference:
Results for the corresponding six
 months of the preceding fiscal year:             739,088              17,684            25,572           17,476
----------------------------------------------------------------------------------------------------------------

(2) For the fiscal year ending February 28, 2003 (from March 1, 2002 to February 28, 2003):

                                                                                          (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                            Revenues from    Operating Income   Recurring Income      Net Income
                                              Operation
----------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           1,532,000              34,000            51,000           33,000
Revised forecast (B)                                   --                  --                --           35,000
Increase or decrease (B)-(A)                           --                  --                --            2,000
Percentage of increase or decrease
 (%)                                                   --                  --                --              6.1%
Reference:
Results for the preceding fiscal year
 ended February 28, 2002:                       1,510,945              30,573            46,136           25,791
----------------------------------------------------------------------------------------------------------------


3.   Reason for the revision of business results forecast:

[Consolidated business results]
Revenues from operation:                Decrease due to Daikuma will no longer be the
                                        subsidiary to be subject to the Company's consolidation.

Net income for the fiscal year
 (the six months) under review:         Decrease due to the fact that the loss resulting from
                                        the transfer of shares of Daikuma will be stated.

[Non-consolidated business results]
Net income for the fiscal year
 (the six months) under review:         Increase due to the fact that the loss resulting from
                                        the transfer of shares of Daikuma will be stated.

Note:
     The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the intellectual property rights of the Company or its subsidiaries or affiliates, and the adverse outcome of material litigation.
                                                                         - End -

[Translation]
                                                                     May 7, 2002


                       OUTLINE OF SUBSIDIARY TO BE CHANGED

               Name of the Company:       Ito-Yokado Co., Ltd. (the "Company")
               Name of Representative:    Toshifumi Suzuki
                                          President & Representative Director
               Contact should be made to: Takeshi Umemoto
                                          General Manager, Finance Dept.
               Telephone number:          Tel. 03-3459-2131
               (Securities Code No. 8264, the First Section of the Tokyo Stock
                Exchange)


1.   Outline of Subsidiary to be changed:


--------------------------------------------------------------------------------------------------------------
(1)  Corporate name:          Daikuma Co., Ltd. ("Daikuma")
--------------------------------------------------------------------------------------------------------------
(2)  Location of head office: 62-1, Yuhigaoka, Hiratsuka-shi, Kanagawa Prefecture
--------------------------------------------------------------------------------------------------------------
(3)  Name of representative:  Shigefumi Morita, President & Representative Director
--------------------------------------------------------------------------------------------------------------
(4)  Date of incorporation:   April 7, 1951
--------------------------------------------------------------------------------------------------------------
(5) Paid-in share capital:    4,243,000 thousand yen (as at May 7, 2002)
--------------------------------------------------------------------------------------------------------------
(6) Major shareholders                                                                    Percentage of
   (as at May 7, 2002)               Name               Address         Number of         shareholding to the
                                                                        shares held       aggregate number of
                                                                                          shares issued
--------------------------------------------------------------------------------------------------------------
                                                                             shares                          %
                              Ito-Yokado Group      4-1-4, Shibakoen     10,339,140                       88.4
                                                    Minato-ku, Tokyo
                              Other shareholders                          1,360,860                       11.6
--------------------------------------------------------------------------------------------------------------
(7)  Principal business:      Retail of household related products and apparel products
--------------------------------------------------------------------------------------------------------------
(8)  Relationship to the      Capital               Subsidiary
     Company                  --------------------------------------------------------------------------------
                              Staff                 Three Directors of the Company simultaneously have offices of Directors of Daikuma.
                              --------------------------------------------------------------------------------
                              Transaction           The Company provides the know-how to Daikuma and there
                                                    will be no such transaction after the change.
--------------------------------------------------------------------------------------------------------------
(9)  Number of employees:     1,919 (including part-time employees as at February 28, 2002)
--------------------------------------------------------------------------------------------------------------
(10) Business results &       Fiscal year ended Feb. 28, 2001           Fiscal year ended Feb. 28, 2002
     financial Condition
--------------------------------------------------------------------------------------------------------------
      Net sales                    114,315 million yen (7.7%)                105,673 million yen (7.1%)
      --------------------------------------------------------------------------------------------------------
      Operating income               -3,535 million yen (--%)                  -1,303 million yen (--%)
      --------------------------------------------------------------------------------------------------------
      Recurring income               -3,178 million yen (--%)                    -988 million yen (--%)
      --------------------------------------------------------------------------------------------------------
      Net income                     -2,819 million yen (--%)                  -3,985 million yen (--%)
      --------------------------------------------------------------------------------------------------------
      Total asset                   56,061 million yen (5.4%)                 50,895 million yen (4.9%)
      --------------------------------------------------------------------------------------------------------
      Shareholders' equity          41,690 million yen (5.9%)                37,646 million yen  (5.3%)
      --------------------------------------------------------------------------------------------------------
                                    (Note) The figures in the parentheses above represent the ratio to the
                                           Ito-Yokado's non-consolidated results of the current fiscal years.
--------------------------------------------------------------------------------------------------------------

2.   Number of shares held:


     (1) Number of shares held before change: 10,339,140 shares
                                              (Such shares account for 88.4%
                                              of the aggregate number of shares
                                              issued. Out of 88.4%, the Company
                                              indirectly owns 1.1%.)

     (2) Number of shares to be transferred:  10,339,140 shares
                                              (Such shares account for 88.4% of
                                              the aggregate number of shares
                                              issued.  Out of 88.4%,
                                              the Company indirectly owns 1.1%.)
                                              Sales cost: 16,791 million yen

     (3) Number of shares held after change:  -- share (--%)

3.   Outline of transferee:

-----------------------------------------------------------------------------------------------------------------
(1)  Corporate name:          YAMADA DENKI Co., Ltd. ("Yamada Denki")
-----------------------------------------------------------------------------------------------------------------
(2)  Location of head office: 40-11, Hiyoshi-cho 4-chome, Maebashi-shi, Gunma Prefecture
-----------------------------------------------------------------------------------------------------------------
(3)  Name of representative:  Noboru Yamada, President & Representative Director
-----------------------------------------------------------------------------------------------------------------
(4) Date of incorporation     June 1, 1978
-----------------------------------------------------------------------------------------------------------------
(5) Paid-in share capital:    45,995,885 thousand yen (as at September 30, 2001)
-----------------------------------------------------------------------------------------------------------------
(6) Major shareholders                                                               Number         Percentage to
   (as at September 30, 2001)           Name                      Address            of shares      the aggregate
                                                                                     held           number of
                                                                                                    shares issued
-----------------------------------------------------------------------------------------------------------------
                                                                                        Shares                  %
                              Tecc- Planning             3-10-17, Shimokoidecho,         1,562                5.6
                                                         Maebashi-shi, Gunma Pref.

                              Japan Trustee Services     1-8-11, Harumi, Chuo-ku,        1,535                5.5
                               Bank, Ltd.                Tokyo

                              Mitsubishi Trust &         2-11-1, Nagatacho,              1,291                4.6
                               Banking Corporation       Chiyoda-ku, Tokyo

                              The Nomura Trust and       1-1-1, Nihonbashi,              1,016                3.6
                               Banking Co., Ltd.         Chuo-ku, Tokyo

                              The Chase Manhattan        Woolgate House, Coleman           890                3.2
                               Bank NA (London) SL       Street, London EC2P 2HD,
                               Omnibus Account           England
-----------------------------------------------------------------------------------------------------------------
-- Principal business:        Retail of home electric appliance
-----------------------------------------------------------------------------------------------------------------
-- Relationship to the        Capital                    Not applicable.
   Company:                   -----------------------------------------------------------------------------------
                              Staff                      Not applicable.
                              -----------------------------------------------------------------------------------
                              Transactions               Not applicable.
-----------------------------------------------------------------------------------------------------------------


4.   Method of transfer of shares:

     All outstanding shares of Daikuma held by the Ito-Yokado Group will be transferred to the special purpose company ("SPC"), which is wholly owned by Yamada Denki. NPC holds bonds with stock acquisition rights in relation to shares of such SPC.


5.   Reason for transfer of shares:

     The Company has considered a drastic restructure of its discount store business in line with the "Business Reengineering Plan of the Ito-Yokado Group" which was made public last autumn, in view of the future course as a group and the adequate distribution of management resources, etc., for the purpose of achieving a more solid operating basis with high profitability. As a result, the Company reached the conclusion to sell Daikuma's shares.

6.   Schedule of transfer of shares:

     May 24, 2002 (scheduled)

7. Business results forecast after the change of the subsidiary and any influence due to such change, which may affect the consolidated business results:

     (1) Any influence resulting from the change of the subsidiary, which may affect operations, financial conditions and business results of the
          Company:


          Consolidated revenues from operation:  Decrease due to Daikuma will no longer be the subsidiary to be
                                                 subject to the Company's
                                                 consolidation.

          Consolidated net income:               Decrease due to the fact that
                                                 the loss resulting from
                                                 transfer of shares of Daikuma
                                                 will be stated.


     (2) Business results forecast for the fiscal years ending February 28, 2003 and the fiscal year ending February 29, 2004:

[U.S. GAAP]

-------------------------------------------------------------------------------------------------------
                                     Business results forecast               Business results forecast
                                      for the 45th fiscal year               for the 46th fiscal year
                                   (Mar. 1, 2002 - Feb. 28, 2003)         (Mar. 1, 2003 - Feb. 29, 2004
-------------------------------------------------------------------------------------------------------
Consolidated revenue
 from operation                 3,383,000 mil. yen (-87,000 mil. yen)       -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated operating
 income                               192,000 mil. yen ( -- mil. yen)       -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated  income
 before income taxes                  183,000 mil. yen ( -- mil. yen)       -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated net income            34,500 mil. yen (-18,700 mil. yen)       -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------

(Note) The figures in the parentheses above represent the estimated amounts to be affected by the change of the subsidiary.


[Japanese GAAP]

-------------------------------------------------------------------------------------------------------
                                     Business results forecast               Business results forecast
                                      for the 45th fiscal year               for the 46th fiscal year
                                   (Mar. 1, 2002 - Feb. 28, 2003)         (Mar. 1, 2003 - Feb. 29, 2004
-------------------------------------------------------------------------------------------------------
Consolidated revenue
 from operation                 3,573,000 mil. yen (-87,000 mil. yen)        -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated operating
 income                               210,000 mil. yen ( -- mil. yen)        -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated  income
 before income taxes                  203,000 mil. yen ( -- mil. yen)        -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------
Consolidated net income            35,700 mil. yen (-17,900 mil. yen)        -- mil. yen ( -- mil. yen)
-------------------------------------------------------------------------------------------------------

(Note) The figures in the parentheses above represent the estimated amounts to be affected by the change of the subsidiary.

Note:
     The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the intellectual property rights of the Company or its subsidiaries or affiliates, and the adverse outcome of material litigation.


8.   Other significant contracts, etc:

     None.

                                                                         - End -

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           ITO-YOKADO CO., LTD.
                                           (Registrant)


May 7, 2002


                                       By: /s/ Akira Miyauchi
                                           -------------------------------------
                                           Akira Miyauchi
                                           Managing Director